SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated May 15, 2007 announcing Groupe Danone’s decision to reinforce its strategic and scientific cooperation with Yakult Honsha Co. Ltd.

PRESS RELEASE

Paris, May 15th 2007

Groupe DANONE and Yakult Honsha Co.Ltd

reinforce their strategic and scientific cooperation

Following the signature in March 2004 of an agreement establishing a strategic alliance between Groupe DANONE and Yakult Honsha Co. Ltd., the two world leaders in probiotics have developed a fruitful relationship marked by a wide variety of common projects. These include the establishment of joint ventures in India and Vietnam, the deployment of exchange programs in research, the foundation of the Global Probiotic Council, and a joint organization of scientific symposia.

The steady strengthening of this cooperation backed by a permanent liaison bureau has made for a climate of trust that Groupe DANONE and Yakult Honsha Co. Ltd now wish to reinforce through even closer ties at the highest level of their organizations.

With this in mind, they have agreed that the Yakult Honsha Co. Ltd Board of Directors will welcome two additional DANONE representatives, raising the total number to four. The new Directors are Jacques Vincent, Groupe DANONE’s Vice Chairman and Chief Operating Officer, and Sven Thormahlen, Vice President, Research and Development.

The two companies have also agreed to extend the period for which DANONE has undertaken to maintain its current interest in Yakult Honsha Co. Ltd at 20.02%, the same level as in 2004, for a further three years to 2012.

Building on these new bases, the partners will be accelerating the pace of cooperation, particularly in research. In this spirit, Yakult Honsha Co. Ltd has just granted Groupe DANONE’s Daniel Carasso Research Center a license for its YIF-Scan, a unique, high-precision system that quantifies bacteria, targeting gene sequences (RNA and DNA) specific to particular intestinal bacteria.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: May 15, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer